EXHIBIT 99.20

Condensed Interim Consolidated
Financial Statements

For the three months ended January 31, 2020 and 2019

(Stated In thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

High Tide Inc. Condensed Interim Consolidated Financial Statement For the three months ended January 31, 2020 and 2019

Notice of no auditor review of Condensed Interim Consolidated Financial Statements for the three months ended January 31, 2020 and 2019.

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim condensed financial statements by the entity’s auditor.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chairman of the Board	Director and Chairman of the Audit Committee

High Tide Inc. Condensed Interim Consolidated Statements of Financial Position As at January 31, 2020 and October 31, 2019 (Unaudited – In thousands of Canadian dollars)

	Notes	2020	2019
		$	$
Assets
Current assets
Cash and cash equivalents		4,099	806
Restricted marketable securities		50	50
Accounts receivable	17	2,539	2,385
Inventory		7,088	6,719
Prepaid expenses, deposits and other receivables	8	2,968	2,518
Current portion of loans receivable		76	261
Total current assets		16,820	12,739

Non-current assets
Loans receivable		283	878
Property and equipment	7	13,058	12,382
Right-of-use assets, net	20	18,894	-
Long term prepaid expenses, deposits and other receivables	8	1,444	1,380
Deferred tax asset		730	1,190
Intangible assets and goodwill	6	18,101	12,174
Total non-current assets		52,510	28,004
Total assets		69,330	40,743

Liabilities
Current liabilities
Accounts payable and accrued liabilities		5,363	4,402
Notes payable current	11	3,582	3,570
Current portion of convertible debentures	10	11,512	-
Current portion of lease liabilities	20	4,199	-
Current portion of finance lease obligation		4	6
Shareholder loans		-	701
Derivative liability	10, 12	3,245	2,121
Total current liabilities		27,905	10,800

Non-current liabilities
Notes payable	11	71	62
Convertible debentures	10	14,587	19,664
Lease liabilities	20	14,680	-
Long term contract liability		53	89
Finance lease obligations		11	11
Deferred tax liability		1,309	710
Total non-current liabilities		30,711	20,536
Total liabilities		58,616	31,336

Shareholders’ equity
Share capital	13	29,895	26,283
Contributed surplus	4, 14	1,646	2,119
Convertible debentures – equity	10	1,728	1,637
Warrants	15	8,468	6,609
Accumulated other comprehensive income		(296)	(366)
Accumulated deficit		(30,727)	(26,696)
Equity attributable to owners of the Company		10,714	9,586
Non-controlling interest	21	-	(179)
Total shareholders’ equity		10,714	9,407
Total liabilities and shareholders’ equity		69,330	40,743

High Tide Inc. Condensed Interim Consolidated Statements of Comprehensive Loss For the three months ended January 31, 2020 and 2019 (Unaudited – In thousands of Canadian dollars)

	Notes	2020	2019
		$	$
Revenue
Merchandise sales	5	12,951	4,900
Royalty revenue	5	583	85
Interest and other revenue	5	125	16
Net revenue		13,659	5,001

Cost of sales		(8,882)	(3,211)
Gross profit		4,777	1,790
Expenses
Salaries, wages and benefits		(3,171)	(2,218)
Share-based compensation	14	(27)	(1,232)
General and administration		(1,163)	(1,359)
Professional fees		(763)	(879)
Advertising and promotion		(87)	(650)
Depreciation and amortization	6, 7, 20	(1,366)	(186)
Interest and bank charges		(143)	(127)
Total expenses		(6,720)	(6,651)
Loss from operations		(1,943)	(4,861)

Other income (expenses)
Revaluation of derivative liability	10, 12	439	-
Gain on disposal of property and equipment		-	2
Discount on accounts receivable		-	24
Finance and other costs	9	(2,437)	(142)
Foreign exchange gain (loss)		4	(75)
Total other expenses		(1,994)	(191)

Loss before taxes		(3,937)	(5,052)
Deferred tax recovery		85	1,230
Net Loss		(3,852)	(3,822)

Other comprehensive loss
Translation difference on re-valuation of foreign subsidary		70	-
Total comprehensive loss		(3,782)	(3,822)

Net loss and comprehensive loss attributable to:
Owners of the Company		(3,774)	(3,780)
Non-controlling interest	21	(8)	(42)
		(3,782)	(3,822)

Loss per share
Basic	16	(0.02)	(0.02)
Diluted	16	(0.02)	(0.02)

Subsequent Events (Note 22)

High Tide Inc. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited – In thousands of Canadian dollars)

	Note	Share capital	Special warrants	Warrants	Contributed surplus	Equity portion of convertible debt	Accumulated other comprehensive income (loss)	Accumulated deficit	Attributable to owners of the Company	NCI	Total
		$	$	$	$	$	$	$	$	$	$
Balance, October 31, 2018		35,695	16,904	905	-	-	-	(30,176)	23,328	(13)	23,315
Transition adjustment – IFRS 9		-	-	-	-	-	-	(26)	(26)	-	(26)
Transition adjustment – IFRS 15		-	-	-	-	-	-	(67)	(67)	-	(67)
Conversion of special warrants		13,051	(16,904)	3,853	-	-	-	-	-	-	-
Warrants issued December, 2018		-	-	93	-	-	-	-	93	-	93
Acquisition - Grasscity		3,047	-	-	-	-	-	-	3,047	-	3,047
Share-based compensation		71	-	-	2,119	-	-	-	2,190	-	2,190
Equity portion of convertible debentures		-	-	-	-	1,637	-	-	1,637	-	1,637
Cumulative translation adjustment		-	-	-	-	-	(366)	-	(366)	-	(366)
Interest payment paid in shares		1,156	-	-	-	-	-	-	1,156	-	1,156
Warrants issued April, 2019		-	-	883	-	-	-	-	883	-	883
Acquisition - Dreamweavers		1,147	-	296	-	-	-	-	1,443	-	1,443
Acquisition - Jasper Ave.		205	-	-	-	-	-	-	205		205
Warrants issued June, 2019		-	-	342	-	-	-	-	342	-	342
Reduction is share capital		(29,699)	-	-	-	-	-	29,699	-	-	-
Fee paid in shares & warrants		1,607	-	132	-	-	-	-	1,739	-	1,739
Warrants issued September, 2019		-	-	105	-	-	-	-	105	-	105
Warrant exercise		3	-	-	-	-	-	-	3	-	3
Comprehensive loss for the year		-	-	-	-	-	-	(26,126)	(26,126)	(166)	(26,292)
Balance, October 31, 2019		26,283	-	6,609	2,119	1,637	(366)	(26,696)	9,586	(179)	9,407
Fee paid in shares		182	-	-	-	-	-	-	182	-	182
Warrants issued	15	-	-	1,543					1,543	-	1,543
Share-based compensation	4, 14	-	-	-	27	-	-	-	27	-	27
Equity portion of convertible debentures	10	-	-	-	-	241	-	-	241	-	241
Equity portion of convertible debentures re-paid	10	-	-	-	-	(150)	-	-	(150)	-	(150)
Cumulative translation adjustment		-	-	-	-	-	70	-	70	-	70
Prepaid Interest paid in shares	10	612	-	-	-	-	-	-	612	-	612
Purchase of minority interest - KushBar Inc.	4	500	-	-	(500)	-	-	(187)	(187)	187	-
Acquisition - 2680495 Ontario Inc.	3	1,100	-	-	-	-	-	-	1,100	-	1,100
Acquisition - Saturninus Partners	3	1,218	-	316	-	-	-	-	1,534	-	1,534
Comprehensive loss for the period		-	-	-	-	-	-	(3,844)	(3,844)	(8)	(3,852)
Balance, January 31, 2020		29,895	-	8,468	1,646	1,728	(296)	(30,727)	10,714	-	10,714

High Tide Inc. Condensed Interim Consolidated Statements of Cash Flows For the three months ended January 31, 2020 and 2019 (Unaudited – In thousands of Canadian dollars)

	Notes	2020	2019
		$	$
Operating activities
Net loss		(3,852)	(3,822)
Income tax recovery		85	(1,230)
Accretion expense		1,532	-
Acquisition costs		600	-
Depreciation and amortization	6, 7, 20	1,366	186
Accretion of lease liability	20	305	-
Revaluation of derivative liability	10, 12	439	-
Gain on disposal of property and equipment		-	(2)
Share-based compensation	14	27	1,232
Provision for impairment on accounts receivable		-	(24)
		502	(3,660)
Changes in non-cash working capital
Accounts receivable		(171)	(613)
Inventory		499	(1,343)
Loans receivable		-	13
Prepaid expenses and deposits		128	1,026
Accounts payable and accrued liabilities		(1,234)	693
Income tax payable		-	(73)
Contract liability		(44)	(141)
Shareholder loans		-	155
Net cash used in operating activities		(320)	(3,943)

Investing activities
Purchase of property and equipment	7	(372)	(3,083)
Purchase of intangible assets	6	(132)	(301)
Loans receivable		17	-
Cash paid for business combination, net of cash acquired	3	(2,284)	(4,688)
Net cash used in investing activities		(2,771)	(8,072)

Financing activities
Repayment of finance lease obligations		(2)	(1)
Proceeds from convertible debentures net of issue costs	10	8,855	10,780
Repayment of convertible debentures	10	(1,500)	-
Lease liability payments	20	(969)	-
Net cash provided by financing activities		6,384	10,779

Net increase (decrease) in cash and cash equivalents		3,293	(1,236)
Cash and cash equivalents, beginning of the year		806	8,198
Cash and cash equivalents, end of the year		4,099	6,962

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a downstream focused retailer of cannabis products, distributor, and a seller of smoking accessories. The Company’s shares are listed on the Canadian Stock Exchange (“CSE”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

2.	Accounting Policies

A.	Basis of Preparation

These unaudited condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2019 which are available on SEDAR at www.sedar.com.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of financial position and the condensed interim consolidated statement of comprehensive loss to conform with current period’s presentation.

The principles and accounting policies used to prepare the financial statements are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of IFRS 16.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 30, 2020.

B.	Use of estimates

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements remain the same as those applied to the consolidated financial statements for the year ended October 31, 2019.

C.	Adoption of new standards

IFRS 16 Leases

On January 13, 2016, the IASB published a new standard, IFRS 16 Leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. The standard is effective for annual periods beginning on or after January 1, 2019. Under the new standard, a lessee recognizes a right-of-use asset and a lease liability.

On November 1, 2019 the Company, adopted IFRS 16 Leases. The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases.

As a result of adopting IFRS 16, the Company has recognized a significant increase to both assets and liabilities on our Condensed Interim Consolidated Statements of Financial Position, as well as a decrease to operating expenses (for the removal of base rent expense and operating costs for leases), an increase to depreciation (due to the depreciation of the right-of use asset), and an increase to finance costs (due to accretion of the lease liability). Lease inducements, store closure costs and average rent adjustments (which were previously included in accounts payable and accrued liabilities) and onerous lease provisions are no longer recognized as separate liabilities and are included in the calculation of right-of-use assets under IFRS 16.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

C.	Adoption of new standards (continued)

Applying IFRS 16, for all leases, the Company:

●	recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of future lease payments;

●	recognizes depreciation of right-of-use assets on a straight-line basis and interest on lease liabilities in the consolidated statements of income or loss; and

●	reports the total amount of cash paid, including both the principal portion and interest within financing activities in the consolidated statements of cash flows. Lease incentives are recognized as part of the measurement of the right-of-use (“ROU”) assets and lease liabilities whereas under IAS 17 they resulted in the recognition of a lease incentive liability, amortized as a reduction of rental expense on a straight-line basis.

On adoption of IFRS 16, the Company recognized lease assets and liabilities in relation to leases previously classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the related incremental borrowing rate as of November 1, 2019. The incremental borrowing rate applied is 8%. The associated right-of-use assets were measured as equal to the lease liability and prepaid rent, discounted using the incremental borrowing rates as of November 1, 2019 adjusted for the effects of provisions for onerous leases.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets. In the context of transition to IFRS 16, the Company recognized right-of-use assets of $19,638 and lease liabilities of $19,543 as at November 1, 2019. The Company capitalized prepaid lease deposits and lease inducements amounting to $95 to right of use assets on November 1, 2019 in accordance with IFRS 16.

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	the Company has elected to use a single discount rate to a portfolio of leases with reasonably similar underlying characteristics;

●	the Company has elected to exclude initial direct costs incurred in obtaining leases in the measurement of the right-of-use asset on transition;

●	the Company has elected to use hindsight to determine the lease term where the lease contracts contain options to extend or terminate the lease;

●	the Company has elected not to separate lease components from any associated non lease components;

●	the Company has elected to rely on an onerous lease assessment as of October 31, 2019, as an alternative to performing an impairment review as at November 1, 2019; and

●	the Company has elected not to account for leases for which the lease term ends within 12 months of November 1, 2019 as short-term leases or leases that meet the low-value exemption.

A reconciliation of lease commitments as at October 31, 2019, outlining the effect of transition to IFRS 16 is outlined below.

Operating lease commitments disclosed at October 31, 2019	21,218
Effect of discounting using incremental borrowing rate at November 1, 2019	(5,926)
Reasonably certain lease extensions	4,251
Total Lease Liabilities as of November 1, 2019	19,543

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

C.	Adoption of new standards (continued)

Accounting policy

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

●	The contract involves the use of an identified asset;

●	The Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

●	The Company has the right to direct the use of the asset.

Estimates

The Company estimates the incremental borrowing rate used to measure our lease liability for each lease contract. This includes estimation in determining the asset-specific security impact. There is also estimation uncertainty arising from certain leases containing variable lease terms that are linked to operational results or an index or rate.

Judgments

The Company estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option by assessing relevant factors such as store profitability. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Potential future cash outflows have not been included in the lease liability because it is not reasonably certain that the lease will be extended. The assessment of the lease term is reviewed if a significant event or a significant change in circumstances occurs, which affects this assessment and that is within the control of the lessee.

D.	New Accounting Pronouncements not yet adopted

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations

A.	2680495 Ontario Inc. Acquisition

$
Total consideration
Cash paid	2,903
Common shares	1,100
4,003
Purchase price allocation
Cash	455
Prepaid expenses and deposits	3
Inventory	444
Property and equipment	456
Intangible assets - license	4,325
Accounts payable and accrued liabilities	(762)
Deferred tax liability	(918)
4,003

On January 24, 2020, the Company completed the acquisition of 2680495 Ontario Inc. (“2680495”) which operates a licensed retail cannabis store in Hamilton, Ontario. As consideration for the acquisition, the Company paid to the vendor $2,903 in cash and issued to the vendor 4,761,904 common shares in the capital of the Company. In connection with the transaction, the Company acquired all the issued and outstanding shares of 2680495.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, and the allocation of goodwill. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes. For the three months ended January 31, 2020, 2680495 accounted for $516 in revenues and $93 in net income. The Company also incurred $600 in transaction costs, which have been expensed during the period.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations (continued)

B.	Saturninus Partners Acquisition

$
Total consideration
Common shares	1,218
Warrants	316
Contingent consideration	116
1,650
Purchase price allocation
Cash	164
Accounts receivable	15
Prepaid expenses and deposits	28
Inventory	393
Property and equipment	269
Accounts payable and accrued liabilities	(891)
Goodwill	1,672
1,650

On January 27, 2020, the Company acquired a 50% interest in the Saturninus Partners (“Saturninus”) which operates a licensed retail cannabis store in Sudbury, Ontario. The Company, has classified this acquistion as a joint operation. The activity of the joint operation constitutes a business, as defined in IFRS 3 Business Combinations, it shall apply, to the extent of its share in accordance with all of the principles on business combinations accounting. As consideration for the transaction, the Company issued to nominees of the partners of the partnership an aggregate of 5,319,149 common shares of the Company, as well as common share purchase warrants to purchase up to an aggregate of 2,500,000 shares of the Company. Each warrant entitles the holder to acquire one share at an exercise price of $0.40 per share for a period of two years from the date of issuance. In addition, for a period of 2 years following the closing date, one of the outgoing partners will be entitled to receive, from the Saturninus, a royalty of 1% of the gross revenues of the Sudbury store. Contingent consideration was calculated using the present value of expected payment, discounting using 22% discount rate. The expencted payment is determined by considering the 1% share of forecasted revenue.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, and the allocation of goodwill. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes. For the three months ended January 31, 2020, Saturninus accounted for $56 in revenues and ($5) in net loss.

4.	Purchase of Minority interest in Shareholder

On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”). Pursuant to the definitive agreement, High Tide, which presently holds a controlling interest of 50.1% in KushBar, will acquire the Minority Interest in a transaction (the “Transaction”) that will result in KushBar becoming a wholly owned subsidiary of High Tide. The consideration paid for the minority interest was by the issuance of a secured convertible debenture in the principal amount of approximately $700 to settle the shareholder loan and 2,645,503 number of common shares in the capital of High Tide (“Shares”) having an aggregate fair value of $500, with each common share priced at the 10-day volume weighted average trading price of the shares on the CSE immediately prior to the closing date.

The book value of the non-controlling interest at the time of the purchase was negative $187. The incremental amount of the fair value of the consideration paid over the book value of the non-controlling interest at December 10, 2019, of $500 was recognized as an adjustment to contributed surplus and $187 to accumulated deficit.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Revenue from Contracts with Customers

For the three months ended January 31, 2020	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets
Canada	10,712	871	217	11,800
USA	1,193	507	-	1,700
International	159	-	-	159
Total revenue	12,064	1,378	217	13,659
Major products and services
Cannabis	9,601	-	-	9,601
Smoking accessories	2,030	1,320	-	3,350
Franchise royalties and fees	376	-	207	583
Interest and other revenue	57	58	10	125
Total revenue	12,064	1,378	217	13,659
Timing of revenue recognition
Transferred at a point in time	12,064	1,378	217	13,659
Total revenue	12,064	1,378	217	13,659

6.	Intangible Assets

	Software	Licenses	Lease buy-out	Brand Name	Goodwill	Total
	$	$	$	$	$	$
Cost
Balance, October 31, 2018	159	-	777	-	-	936
Additions	553	-	1,780	-	-	2,333
Additions from business combinations	1,136	2,594	-	1,539	9,066	14,335
Impairment loss	-	-	-	-	(4,600)	(4,600)
Balance, October 31, 2019	1,848	2,594	2,557	1,539	4,466	13,004
Additions	132	-	-	-	-	132
Additions from business combinations (Note 3)	-	4,326	-	-	1,672	5,998
Impairment loss	-	-	-	-	-	-
Balance, January 31, 2020	1,980	6,920	2,557	1,539	6,138	19,134
Accumulated depreciation
Balance, October 31, 2018	2	-	-	-	-	2
Amortization	109	75	191	-	-	375
Balance, October 31, 2019	111	75	191	-	-	377
Amortization	75	143	7	225
Balance, January 31, 2020	186	218	198	-	-	602
Foreign currency translation
Balance, October 31, 2018	-	-	-	-	-	-
Recorded in other comprehensive loss	60	-	-	57	336	453
Balance, October 31, 2019	60	-	-	57	336	453
Recorded in other comprehensive loss	(1)	-	-	(1)	(20)	(22)
Balance, January 31, 2020	59	-	-	56	316	431
Net book value
Balance at October 31, 2018	157	-	777	-	-	934
Balance, October 31, 2019	1,677	2,519	2,366	1,482	4,130	12,174
Balance, January 31, 2020	1,735	6,702	2,359	1,483	5,822	18,101

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

7.	Property and Equipment

	Office equipment and computers	Leasehold improvements	Vehicles	Buildings	Total
	$	$	$	$	$
Cost
Balance, October 31, 2018	193	3,609	167	145	4,114
Additions	196	6,823	-	2,655	9,674
Additions from business combinations	63	293	-	-	356
Impairment loss	-	(220)	-	-	(220)
Balance, October 31, 2019	452	10,505	167	2,800	13,924
Additions	42	330	-	-	372
Additions from business combinations (Note 3)	19	706	-	-	725
Impairment loss	-	-	-	-	-
Balance, January 31, 2020	513	11,541	167	2,800	15,021
Accumulated depreciation
Balance, October 31, 2018	49	325	142	-	516
Depreciation	78	940	6	2	1,026
Balance, October 31, 2019	127	1,265	148	2	1,542
Depreciation	19	397	3	2	421
Balance, January 31, 2020	146	1,662	151	4	1,963
Net book value
Balance, October 31, 2019	325	9,240	19	2,798	12,382
Balance, January 31, 2020	367	9,879	16	2,796	13,058

8.	Prepaid expenses and deposits

As at	January 31, 2020	October 31, 2019
	$	$
Business acquisition deposit	300	300
Deposits on cannabis retail outlets	1,444	1,380
Prepaid interest, insurance and other	2,021	1,833
Prepayment on purchases	647	385
Total	4,412	3,898
Less current portion	(2,968)	(2,518)
Long-term	1,444	1,380

9.	Finance and other costs

Finance and other costs are comprised of the following:

	January 31, 2020	January 31, 2019
	$	$
Accretion expense	845	-
Interest on convertible debenture	583	-
Interest on notes payable	82	-
Accretion of lease liability	305	-
Transaction cost	22	142
Acquisition costs	600	-
Total	2,437	142

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures

i.	On November 28, 2018, the Company entered into an agreement for a brokered private placement for the sale of up to 20,000 unsecured convertible debentures of the Company, at a price of $1 per debenture for gross proceeds of up to $20,000. The debentures bear interest at a rate of 8.5% per annum, payable on the last business day of each calendar quarter. The debentures are convertible to common shares of the Company at a price of $0.75 per common share and mature two years from the closing of the offering. The first closing occurred on December 13, 2018 issuing 11,330 debentures at a price of $1 per debenture for gross proceeds of $11,330. The company incurred $618 in issue costs in relation to the first closing which included the 504,733 broker warrants valued at $93 using Black-Scholes model with the following assumptions: stock price of $0.36; expected life of 2 years; $Nil dividends; 130% volatility; and risk-free interest rate of 1.60%. Each broker warrant is exercisable for one common share of the Company at a price of $0.75 per share until December 11, 2020.

Management calculated the fair value of the liability component as $8,907 using a discount rate of 22%, with the residual amount of $2,422 net of deferred tax of $654 being allocated to the conversion feature recorded in equity. The Company incurred $618 in debt issuance cost, $486 was allocated to debt component and the remaining $132 to the equity.

ii.	On April 10, 2019, the Company closed the first tranche of the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $8,360. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the private placement. Under the private placement, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 11,146,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The company incurred $50 in legal costs which was paid by the issuance of 100,000 shares with a fair value of $0.50 per share. The debentures bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.48 prior to the closing date of the private placement. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,752,621 Shares.

Management calculated the fair value of the liability component as $7,138 using a discount rate of 22%, with the residual amount of $1,222 net of deferred tax of $330 being allocated to warrants, recorded in equity. The Company incurred $58 in debt issuance cost, $50 being allocated to debt component and the remaining $8 to the warrants.

On December 4, 2019, the Company repaid $1,500 towards the principal of the convertible debt.

iii.	On June 17, 2019, the Company closed the final tranche of the sale of unsecured convertible debentures of the Company under the non-brokered private placement for gross proceeds of $3,200. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 4,266,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.384 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 855,615 Shares.

Management calculated the fair value of the liability component as $2,732 using a discount rate of 22%, with the residual amount of $468 net of deferred tax of $128 being allocated to warrants, recorded in equity.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures (continued)

iv.	On November 14, 2019, the Company closed the sale of unsecured convertible debentures of the Company under the non-brokered private placement for gross proceeds of $2,000. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,057 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.255 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 784,314 Shares.

Management calculated the fair value of the liability component as $1,707 using a discount rate of 22%, with the residual amount of $292 net of deferred tax of $79 being allocated to warrants, recorded in equity.

v.	On December 4, 2019, the Company closed the sale of unsecured convertible debentures of the Company under the non-brokered private placement for gross proceeds of $2,115. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 8,392,857 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.208 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,016,826 Shares. An advising fee of $3 was paid in connection to the convertible debt.

Management calculated the fair value of the liability component as $1,806 using a discount rate of 22%, with the residual amount of $309 net of deferred tax of $83 being allocated to warrants, recorded in equity.

vi.	On December 12, 2019, the Company issued $700, to acquire the remaining 49.9% interest (the “Minority Interest”) in HighTide’s majority-owned subsidiary, KushBar Inc. Pursuant to the definitive agreement, High Tide, which held a controlling interest of 50.1% in KushBar, acquired the Minority interest in a transaction (the “Transaction”) that resulted in KushBar becoming a wholly owned subsidiary of High Tide. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.25 per share and mature two years from the closing of the offering. The debentures do not bear any interest rate. However, that any principal amount outstanding following the maturity date will bear interest at a rate of 10% per annum until repaid. If, following the expiry of all hold periods imposed by applicable Canadian securities laws, the volume-weighted average trading price of the common shares on the CSE exceeds $0.30 for a period of 30 consecutive days, High Tide will be entitled to, subject to certain other conditions being met, cause the holder to convert all or part of the outstanding principal amount of the debenture into common shares. In addition, if at any time during the term thereof, High Tide issues securities at a price deemed lower than the conversion price then in effect, then, subject to certain other conditions, such conversion price will be adjusted downward to such lower price.

In accordance with IFRS 9, the equity conversion option embedded in the convertible debenture was determined to be a derivative liability, which has been recognized separately at its fair value of $461. Subsequent changes in fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as a derivative liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the trading price at the time of settlement. The fair value of the equity conversion option was determined using the a monte-carlo simulation and the following assumptions: stock price: $0.17; expected life of 2 year; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.25; and risk-free interest rate of 1.65%. The debt host has been recognized at its amortized cost of $239, which represents the remaining fair value allocated from the amount of shareholder loan settled of $700. As of January 31, 2020, the conversion option had a fair value of $470 and the Company recognized a $9 unrealized gain on the derivative liability. The fair value of the equity conversion option was determined using the a monte-carlo simulation and the following assumptions: stock price: $0.20; expected life of 1.88 year; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.25; and risk-free interest rate of 1.65%.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures (continued)

vii.	On December 14, 2019, the Company issued $2,000 in convertible debt to settle the put option related to Grasscity acquisition valued at $2,121 as of October 31, 2019. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.252 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,508 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.50 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.175 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,142,857 Shares.

Management calculated the fair value of the liability component as $1,708 using a discount rate of 22%, with the residual amount of $292 net of deferred tax of $79 being allocated to warrants, recorded in equity.

viii.	On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, for a senior secured, non-revolving term credit facility (“the Facility”) in the amount of up to $10,000. The Company will have immediate access to an initial $6,000, that can be drawn down at Company’s discretion, and subject to satisfaction of certain conditions, will provide the Company with access to an additional $4,000. Provided that certain conditions are satisfied, the Facility will automatically extend for an additional one-year term. The principal amount advanced under the facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into common shares in the capital of the Company at a conversion price of $0.17 per share and mature one year from the closing of the offering. The conversion price is subject to downward adjustment if the Company, at any time during the term of the facility, issues securities at a price deemed lower than the conversion price then in effect. Pursuant to the loan agreement, Windsor is entitled to a one-time placement fee equal to 3.5% of the initial Facility amount, which the Company capitalized into the principal amount advanced under the Facility. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.17 original principal amount of its debenture, resulting in 35,294,117 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.255 per share for two years from the date of issuance. Amounts drawn down under the facility will bear interest at a rate of 11.5% per annum, payable monthly, in arrears, on the last day of each calendar month. As of January 31, 2020, the Company withdrew in the amount of $5,000 from the credit facility.

Gross proceeds were $5,000 and net proceeds were $4,743, net of cash transaction costs of $257. The gross proceeds were allocated on a relative fair value basis to the warrants for $327, the host debt component for $1,571, and the embedded derivatives for $3,102. In accordance with IFRS 9, the equity conversion option embedded in the convertible debenture was determined to be a derivative liability, which has been recognized separately at its fair value of $3,102. Subsequent changes in fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as a derivative liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the trading price at the time of settlement. The fair value of the equity conversion option was determined using the a monte-carlo simulation and the following assumptions: stock price: $0.16; expected life of 1 year; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.25; and risk-free interest rate of 1.65%. Management elected to capitalize transaction costs, which are directly attributable to the issuance of the loan agreement. As of January 31, 2020, the conversion option had a fair value of $2,793 and the Company recognized a $309 unrealized gain on the derivative liability. The fair value of the equity conversion option was determined using the a monte-carlo simulation and the following assumptions: stock price: $0.20; expected life of 0.93 year; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.25; and risk-free interest rate of 1.65%.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures (continued)

As at	January 31, 2020	October 31, 2019
	$	$
Convertible debentures, beginning of year	19,664	-
Cash advances from debt	9,115	22,890
Debt issuance to settle liabilities	2,700	-
Debt issuance costs paid in cash	(260)	(471)
Debt issuance costs paid in equity instruments	-	(93)
Transfer of warrants component to equity	(979)	(1,690)
Transfer of conversion component to equity	(241)	(2,422)
Transfer of conversion component to derivative liability	(3,563)	-
Revaluation of derivative liability	318	-
Repayment of debt	(1,500)	-
Accretion on convertible debentures	845	1,450
Total	26,099	19,664
Less current portion	(11,512)	-
Long-term	14,587	19,664

11.	Notes payable

On May 23, 2019, the Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, 1,550,000 purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each anniversary date. Notes payable was valued at $102 by discounting it over five years at market interest rate of 22%. During, the three-month ended January 31, 2020, the Company incurred accretion of $9.

On June 26, 2019, the Company purchased a building in Niagara, Ontario, for the purpose of opening a Canna Cabana retail location. The consideration for the building consisted of $754 in cash, out of which $54 was legal fees, a $1,600 vendor take back loan, and $300 paid in shares. The loan has a twelve-month term and bears an interest rate of 5.5% per annum payable monthly with a maturity date of June 30th, 2020.

On September 4, 2019, the Company entered into a $2,000 loan agreement with a private lender. The loan had a twelve-month term and carried an interest rate of 12% per annum payable monthly. In connection with the advance of the loan, the Company issued 1,600,000 warrants to the lender. Each warrant is redeemable for one common share in the capital of the Company at a price of $0.85 per Common Share for a period of two years from the date of the loan agreement. Management calculated the fair value of the liability component as $1,895 using a discount rate of 22%, with the residual amount of $105 being allocated to warrants, recorded in equity. During, the three-month ended January 31, 2020, the Company incurred accretion of $12. The loan was personally guaranteed by the CEO.

As at	January 31, 2020	October 31, 2019
	$	$
Vendor loan	1,600	1,600
Term loan	1,922	1,910
Dreamweavers – notes payable	131	122
Total	3,653	3,632
Less current portion	(3,582)	(3,570)
Long-term	71	62

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Derivative Liability

The put option issued on the Grasscity acquistion on December 19, 2019 was initially measured at $2,853 using a monte-carlo simulation and the following assumptions: stock price: $0.3623; expected life of 1 year; $nil dividends; expected volatility of 126% based on comparable companies; exercise price of $0.50; and risk-free interest rate of 1.65%. On October 31, 2019, the Company revalued the fair value of the derivative liability and recognized an unrealized gain of $732 in the consolidated statements of loss and other comprehensive loss. The derivative liability was revalued to $2,121 using monte-carlo simulation and the following assumptions: stock price: $0.25; expected life of 1 year; $nil dividends; expected volatility of 92% based on comparable companies; exercise price of $0.50; and risk-free interest rate of 1.65%. On Decemeber 14, 2019, the Company settled the derivative liability of $2,121 by issuance of $2,000 convertibile debt and recgonized a gain of $121 as revaluation of derivative liability.

13.	Share Capital

(a)	Issued:

Common shares:

	Number of shares	Amount
	#	$
Balance, October 31, 2018	151,749,914	35,695
Issued upon listing of securities	36,728,474	13,051
Issued upon closing of Grasscity acquisition	8,410,470	3,047
Issued to pay fees in shares	4,042,203	1,607
Issued to pay interest via shares	2,608,236	1,156
Reduction in share capital	-	(29,699)
Issued upon closing of Dreamweavers acquisition	3,100,000	1,147
Share-based compensation	200,000	71
Exercise - broker warrants	7,590	3
Issued upon closing of Jasper Ave. acquisition	559,742	205
Balance, October 31, 2019	207,406,629	26,283
Issued to pay fees in shares (i)	852,319	182
Issued to pay interest via shares (Note 10)	2,944,002	612
Purchase of minority interest - KushBar Inc. (Note 4)	2,645,503	500
Acquisition - 2080495 Ontario Inc. (Note 3)	4,761,905	1,100
Acquisition - Saturninus Partners (Note 3)	5,319,149	1,218
Balance, January 31, 2020	223,929,507	29,895

(i)	During the three months period ended January 31, 2020, Company settled payables of $182 through issuance of 852,319 common shares of the Company.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

14.	Stock Option Plan:

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time. The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant or there is a merger, amalgamation or change in control of the Company. One-fourth vesting immediately, one-fourth twelve months after the option grant date, one-fourth eighteen months after the option grant date and one-fourth twenty-four months after the option grant date. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	January 31, 2020		October 31, 2019
	Number of options	Weighted Average Exercise Price ($)	Number of options	Weighted Average Exercise Price ($)
Balance, beginning of year	10,610,000	0.50	-	-
Granted	-	-	12,410,000	0.50
Forfeited	(575,000)	0.50	(1,800,000)	0.50
Balance, end of period	10,035,000	0.50	10,610,000	0.50
Exercisable, end of period	6,981,875	0.50	5,966,875	0.50

For the period ended January 31, 2020, the Company recorded share-based compensation of $27 (2019 -$1,232) related to stock options.

15.	Warrants

	Number of warrants	Amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	#	$	$
Balance, October 31, 2018	4,252,620	906	0.3773	0.44
Special warrants converted into units November 27, 2018	18,364,236	3,853	0.7500	0.37	November 26, 2020
Issued to brokers for financing	504,733	93	0.7500	0.01	December 10, 2020
Issued warrants on Convertibile debt April 18, 2019	11,146,667	885	0.8500	0.31	April 17, 2021
Issued warrants for acquisition - Dreamweavers	1,550,000	295	0.7500	0.05	May 22, 2021
Issued warrants on convertibile debt June 17, 2019	4,266,667	340	0.8500	0.13	June 16, 2021
Issued warrants for services	2,000,000	132	0.5000	0.05	March 21, 2021
Issued warrants on debt September 04, 2019	1,600,000	105	0.8500	0.06	September 3, 2021
Warrants exercised	(7,590)	-	-	-	-
Balance, October 31, 2019	43,677,333	6,609	0.6083	0.98
Issued warrants for services (i)	300,000	63	0.3800	0.00	September 3, 2021
Issued warrants for services (ii)	3,500,000	390	0.3000	0.05	November 12, 2021
Issued warrants for services (iii)	1,000,000	111	0.3000	0.01	November 12, 2021
Issued warrants on Convertibile debt November 14, 2019 (Note 10)	7,936,507	213	0.5000	0.10	November 14, 2021
Issued warrants on Convertibile debt December 4, 2019 (Note 10)	8,392,857	226	0.5000	0.11	December 4, 2021
Issued warrants on Convertibile debt December 14, 2019 (Note 10)	7,936,508	213	0.5000	0.11	December 12, 2021
Issued warrants on Convertibile debt January 06, 2020 (Note 10)	58,823,529	327	0.2550	0.84	January 6, 2022
Issued warrants for acquisition - Saturninus Partners (Note 3)	3,750,000	316	0.4000	0.06	January 26, 2022
Balance, January 31, 2020	135,316,734	8,468	0.4188	2.26

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Warrants (continued)

i)	The Company issued 300,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.38. The warrants were valued at $63 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.37; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.38; and a risk-free interest rate of 1.6%.

ii)	The Company issued 3,500,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $390 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iii)	The Company issued 1,000,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $111 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

As at January 31, 2020, 135,316,734 warrants were exercisable.

16.	Loss Per Share

	Three months ended January 31
	2020	2019
	$	$
Net Loss for the year	(3,852)	(3,822)
Non-controlling interest	8	42
Net Loss for the year attributable to owners of the Company	(3,844)	(3,780)

	#	#
Weighted average number of common shares - basic and diluted	223,929,507	183,626,459
Basic loss per share	(0.02)	(0.02)
Dilutive loss per share(i)	(0.02)	(0.02)

(i)	The Company did not have any options, warrants or other potential dilutive common share instruments outstanding during the period ended January 31, 2020.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

A full analysis is provided in Note 22 of the audited consolidated financial statements of the company for the year ended October 31, 2019 with significant updates as follows:

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	January 31, 2020	October 31, 2019
	$	$
Current (for less than 30 days)	1,450	1,038
31 – 60 days	272	336
61 – 90 days	106	295
Greater than 90 days	1,070	2,355
Less allowance	(359)	(1,639)
	2,539	2,385

During the period ended January 31, 2020, $1,280 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2019 – $100). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet been identified.

The Company performs a regular assessment of collectability of accounts receivables. The Company monitors the financial performance and/or cash flows of its franchisees through observation of their point of sale system, receipt of cash from customers and maintains regular contact/discussions. For the period ended January 31, 2020, management reviewed the estimates and have not created any additional loss allowances on accounts receivable.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Financial Instruments and Risk Management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-5 years	Greater than 5 years
	$	$	$	$
October 31, 2019
Accounts payable and accrued liabilities	4,402	4,402	-	-
Notes payable	3,632	3,570	62	-
Shareholder loans	701	701	-	-
Convertible debentures	19,664	-	19,664	-
Total	28,399	8,673	19,726	-
January 31, 2020
Accounts payable and accrued liabilities	5,363	5,363	-	-
Notes payable	3,653	3,582	71	-
Convertible debentures	26,098	11,512	14,586	-
Total	35,114	20,457	14,657	-

Interest rate risk

The Company is not exposed to significant interest rate risk as its interest-bearing financial instruments carry a fixed rate of interest.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at January 31, 2020 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	January 31, 2020 (Euro)	January 31, 2020 (USD)	January 31, 2020 Total	October 31, 2019
	$	$	$	$
Cash	(28)	336	308	252
Accounts receivable (including long term portion)	99	118	217	421
Accounts payable and accrued liabilities	(470)	(610)	(1,080)	(998)
Net monetary assets	(399)	(156)	(555)	(325)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $8 (October 31, 2019 - $11). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $20 (October 31, 2019 - $17). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	2020	2019	2020	2019	2020	2019	2020	2019
For the three months ended January 31,	($)	($)	($)	($)	($)	($)	($)	($)
Net Revenue	12,063	2,899	1,378	2,102	218	-	13,659	5,001
Gross margin	4,090	1,042	471	748	216	-	4,777	1,790
Income (loss) from operations	(464)	(1,287)	(376)	(189)	(1,103)	(3,384)	(1,943)	(4,860)
Net (loss) Income	(619)	(1,041)	(400)	(158)	(2,833)	(2,623)	(3,852)	(3,822)

Total assets	44,455	32,350	6,008	4,819	18,867	3,574	69,330	40,743
Total liabilities	20,213	4,521	1,784	672	36,619	26,143	58,616	31,336

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
	2020	2019	2020	2019	2020	2019	2020	2019
For the three months ended January 31,	($)	($)	($)	($)	($)	($)	($)	($)
Net Revenue	12,241	4,356	-	-	1,418	645	13,659	5,001
Gross margin	4,046	1,498	-	-	731	292	4,777	1,790
Income (loss) from operations	(1,573)	(4,735)	(181)	-	(189)	(125)	(1,943)	(4,860)
Net (loss) Income	(3,454)	(3,696)	(204)	-	(194)	(126)	(3,852)	(3,822)

Total assets	64,371	33,894	1,020	-	3,939	6,849	69,330	40,743
Total liabilities	56,876	30,830	834	-	906	506	58,616	31,336

19.	Related Party Transactions

As at January 31, 2020, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

Included in the convertible debenture issued on December 12, 2018, was an investment by a related party, CannaIncome Fund Corporation, for a total subscription amount of $250.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company. To facilitate the mortgage for the development of this unit, a loan guarantee of up to $1,500 has been provided by Smoker’s Corner Ltd., a subsidary of High Tide Inc.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

20.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets	$
Balance at November 1, 2019	19,638
Net additions	-
Depreciation expense for the period	(720)
Impairment / modification (or can combined in net additions)	(24)
Balance at January 31, 2020	18,894

Lease Liabilities	$
Balance at November 1, 2019	19,543
Net additions	-
Cash outflows in the period	(969)
Accretion (Interest) expense for the period ended	305
Remeasurement / modification (or can combined in net additions)	-
Balance at January 31, 2020	18,879
Current	(4,199)
Non-current	14,680

The following is a summary of the contractual undiscounted cash outflows for lease obligations as of January 31, 2020:

$
Less than one year	3,981
Between one and five years	13,095
Greater than five years	3,163
20,239

Contingent liability

An action with the Court of Queen’s Bench (Alberta) (the “QB Claim”) and a complaint with the Human Rights Tribunal (Alberta) (the “HR Complaint”) was filed by a former employee. The amount claimed by the former employee is approximately $200 plus interest and other costs. The Company has calculated a provision based on the amount claimed and the probability of the QB Claim being successful.

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2020 and 2019

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

21.	Non-controlling interest

On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”). Pursuant to the definitive agreement, High Tide, which presently holds a controlling interest of 50.1% in KushBar, will acquire the Minority Interest in a transaction (the “Transaction”) that will result in KushBar becoming a wholly owned subsidiary of High Tide. The net change in the non-controlling interests for the three months ended January 31, 2020, were as follows:

$
As at October 31, 2019	(179)
Net Income	(8)
Purchase of non-controlling interest	187
As at January 31, 2020	-

22.	Subsequent Events

(i)	On February 14, 2020, the Company entered into a asset sale agreement with Halo Labs Inc. (“Halo”), under which High Tide will sell its KushBar retail cannabis assets and the rights to 5 permitted retail cannabis stores (the “Portfolio”) to Halo for $12,000, payable in the form of 46,153,846 common shares of Halo, of which $3,500 has been paid to the Company as a non-refundable deposit, subject to certain limited circumstances. In addition, Halo has agreed to engage the Company to substantially oversee all aspects of its retail cannabis operations with respect to the Portfolio and will pay the Company ongoing royalties for regulatory advisory services and retail management, and a fixed fee for managing the construction of the unopened stores.

(ii)	On February 21, 2020, the Company closed the acquisition of 102088460 Saskatchewan Ltd., which operates a licensed retail cannabis store in Tisdale, Saskatchewan (the “Tisdale Store”). The consideration paid to acquire the Tisdale Store was $219 in cash, $500 in the form of a promissory note due six months from the time of closing of the transaction and 5,000,000 of common shares of the Company with a fair value of $975. Due to the short time period between the closing of the acquisition date and the publication of these consolidated financial statements, the allocation of the purchase price has not been provided because that information has not yet been finalized.